SMIC Successfully Produces Qualcomm Snapdragon 410 processor in 28nm Process

— SMIC and Qualcomm reach first significant milestone in 28nm collaboration by achieving 28nm System-on-a-Chip production in China —

SHANGHAI, Dec. 18, 2014 /PRNewswire/ — Semiconductor Manufacturing International Corporation (SMIC; NYSE: SMI; SEHK: 981) and Qualcomm Incorporated (NASDAQ: QCOM) today announced that its subsidiary, Qualcomm Technologies, Inc., and SMIC have achieved a major milestone in fabrication of 28nm Qualcomm® Snapdragon™ 410 processors. This milestone comes six months after SMIC and Qualcomm Technologies announced their initial plans to collaborate on 28nm wafer production. Snapdragon 410 is a leading-edge processor designed to enable a new class of smartphones and tablets at the high-volume tier through offering integrated LTE, high-performance graphics and imaging, 1080P HD display, 64-bit capable processing and a range of advanced modem features. This milestone represents an important step for SMIC in their 28nm process maturity as they become one of the first Chinese foundries to produce high-performance, low-power mobile processors at one of the industry’s most advanced process nodes. This achievement builds on a longstanding wafer supply relationship between SMIC and Qualcomm Technologies that was recently extended in July to collaborate at the 28nm process node.

“The successful yield of 28nm process technology on high-performance, low-power Snapdragon mobile processors represents a major milestone for SMIC in increasing our competitiveness in the global foundry landscape,” said Dr. Tzu-Yin Chiu, chief executive officer and executive director, SMIC. “Our collaboration with Qualcomm Technologies has been key in helping us to accelerate our 28nm technology development and achieve this key milestone within six months from the commencement of the collaboration. The maturity of our 28nm process represents a significant long-term growth driver for SMIC in support of Qualcomm Technologies and our customers globally.”

“We’re extremely pleased with the tremendous progress made by SMIC in achieving a critical milestone in 28nm process technology with the successful yield of Snapdragon 410 processors,” said Murthy Renduchintala, executive vice president, Qualcomm Technologies, Inc., and co-president, QCT. “SMIC plays an important role in Qualcomm Technologies’ supply chain in allowing us to expand our manufacturing footprint in China to better address the growing need for high- performance and low-power mobile devices with customers in the region and around the world”.

About SMIC

(“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services at 0.35-micron to 28-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai; a 300mm mega-fab in Beijing and a majority owned 300mm fab for advance nodes under development; and a 200mm fab in Tianjin and Shenzhen. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. For more information, please visit www.smics.com .

About Qualcomm Incorporated

Qualcomm Incorporated (NASDAQ: QCOM) is a world leader in 3G, 4G and next-generation wireless technologies. Qualcomm Incorporated includes Qualcomm’s licensing business, QTL, and the vast majority of its patent portfolio. Qualcomm Technologies, Inc., a wholly-owned subsidiary of Qualcomm Incorporated, operates, along with its subsidiaries, substantially all of Qualcomm’s engineering, research and development functions, and substantially all of its products and services businesses, including its semiconductor business, QCT. For more than 25 years, Qualcomm ideas and inventions have driven the evolution of digital communications, linking people everywhere more closely to information, entertainment and each other. For more information, visit Qualcomm’s website, OnQ blog, Twitter and Facebook pages.

SMIC Contacts:

Michael Cheung — English Media
Phone: +86-21-3861-0000 x16812
Email: Michael—Cheung@smics.com

Jane Tang — Chinese Media
Phone: +86-21-3861-0000 x10088
Email: Jane—Tang@smics.com

Qualcomm Contacts:

Jon Carvill, QCT Communications
Phone: 1-858-845-5959
Email: corpcomm@qualcomm.com

Warren Kneeshaw, Investor Relations
Phone: 1-858-658-4813
Email: ir@qualcomm.com